INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

2 Ha-Tidhar Street

Ra’anana 436650 Israel

February 17, 2021

Via EDGAR

Alan Campbell

Joe McCann

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Inspira Technologies OXY B.H.N. Ltd.

Draft Registration Statement on Form F-1

Submitted December 29, 2020

CIK No. 0001837493

Dear Sirs:

The purpose of this letter is to respond to your letter of January 27, 2021, regarding the abovementioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On February 17, 2021, we confidentially submitted an amended draft registration statement on Form F-1. Page references in our responses are to the amended Form F-1.

Draft Registration Statement on Form F-1

Prospectus Summary

Our Company, page 1

1. We note your statement here, on page 66 and on page 73 that the mortality rate for patients on MV was approximately 50% and that as a result of the COVID-19 pandemic, the mortality rate for patients on MV is estimated to have increased to 70%. Please revise your disclosure to provide the bases for these claims.

Response: We have revised our disclosure on page 66 to remove the statement “Prior to the COVID-19 pandemic, the mortality rate for patients on MV in the United States was approximately 50%” and to indicate that the source of the statement “During 2020, as a result of the COVID-19 pandemic, the mortality rate for patients on MV in the United States is estimated to have increased to 70%” is an article in the Clinical Infectious Diseases medical journal published in August 2020 by Oxford University Press, titled “Patient Characteristics and Outcomes of 11 721 Patients with Coronavirus Disease 2019 (COVID-19) Hospitalized Across the Unites States.”

We have similarly revised our disclosure on page 73.

2. We note your statement on page 1 that your AXT system has the potential to reduce patients’ length of stay in ICU, rehabilitation period in the hospital and re-admission rate. We further note your disclosures on page 2 highlighting ease of use and affordability. Please balance these claims by explaining that your product candidate remains in development, has not been tested in humans, and is not cleared or approved by FDA or similar foreign regulatory bodies. To the extent that claims are supported by pre-clinical data or some other basis, please clarify.

Response: We respectfully acknowledge the Staff’s comment and would like to update the Staff that we have changed the name of our product from AXT system to Augmented Respiration Technology, or ART system, and have revised the disclosure throughout the draft registration statement on Form F-1 accordingly.

Alan Campbell, Joe McCann

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

February 17, 2021

We have revised our disclosure on page 1 to clarify that although our ART system remains in development, has not been tested in humans, and is not cleared or approved by the U.S. Food and Drug Administration, or FDA, or similar foreign regulatory bodies, we believe that our ART system has the potential to reduce the patients’ length of stay in ICU, rehabilitation period in the hospital due to the absence of the need to wean the patients after intubation and/or coma, and re-admissions compared to MV. We further clarified on the same page that, in addition, MV treatment may result in ventilator-associated complications, such as ventilator-associated pneumonia and ventilator-induced lung injury, which, in turn, increase morbidity and mortality.

We have further revised our disclosure on page 2 to clarify that although our ART system remains in development, has not been tested in humans, and is not cleared or approved by the FDA or similar foreign regulatory bodies, we believe that due to the potential ease of use and affordability of the ART system, we will also target smaller hospitals that do not have ICUs, and clinics, in order to make acute respiratory care accessible to patients living in urban and rural areas.

3. Please revise the final paragraph on page 1 to clarify whether/when you developed a prototype of the AXT system. Given your disclosure concerning the development and design work that remains to be completed, please tell us whether the graphic on page 71 depicts a prototype and whether that product was used in the pre-clinical studies cited on pages 73-74

Response: We have revised our disclosure on page 1 to clarify that we completed the first prototype of our ART system in March 2020.

We have further revised our disclosure on page 71 to clarify that Figure 2 is a depiction of how we expect our ART system to look like once we construct it, and that our ART system is a unit package that will contain all the inner systems.

Furthermore, we have revised our disclosure on page 74 to clarify that the main goal of the pre-clinical studies was to use our ART system and show temporary increase of oxygen gas exchange during respiratory failure by transferring clinically significant amounts of oxygen to the venous blood, while simultaneously extracting quantities of carbon dioxide, and that the researchers used our ART system in these studies, which was primed and then connected to pigs with our proprietary dual lumen cannula, through the right jugular veins of the pigs.

Implications of Being an Emerging Growth Company, page 4

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: As of the date of this letter, neither we nor anyone authorized on our behalf have presented any such written communications. We will update the Staff if we or any authorized persons present any such written communications in the future.

Use of Proceeds, page 49

5. Please revise your disclosure to include the meaning of the phrase “product integration.” Please also revise to include (i) whether the net proceeds of the offering will be sufficient to fund the purposes listed in this section and (ii) if a material amount of other funds is necessary, the amount necessary and sources of such other funds.

Response: We have revised our disclosure on page 49 to clarify that product integration is the process, in which our engineering department configures the components into the final product in a manner that allows for maximum flexibility in relation to reliance on individual sources for procurement and assembly. We have further revised our disclosure on the same page to clarify that we believe that the funds raised in this offering will be sufficient to finance the purposes we described, and we do not think that material amounts of other funds will be necessary.

Alan Campbell, Joe McCann

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

February 17, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Share-based compensation, page 60

6. Please revise your disclosure to provide an analysis of the uncertainties associated with the methods, assumptions and estimates underlying your accounting policy for share based compensation to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. In doing so, please

●	Clarify how the volatility rate used in your option pricing model was established. If the 50% rate disclosed on page F-44 was based on similar companies’ stock volatility, please tell us the companies that formed the basis for it, and explain what makes such companies similar and comparable. Tell us about any limitations or uncertainties over that comparability. Refer to paragraph 47(a) of IFRS 2, and expand your disclosures within Note 2 of your financial statements as well, as applicable.

●	Clarify what you mean by the statement that the share price is determined according to the last known closing price of your Ordinary Shares at the grant date. Clarify your disclosure that states that your shares started trading on a stock exchange in February 2011 given that you disclosed elsewhere in the document that you were incorporated in Israel in 2018.

Response: We have revised our disclosure throughout the draft registration statement on Form F-1 and in the financial statements to address the Staff’s comment.

In order to choose comparable companies to establish volatility rate, we used FactSet’s Revere Business Industry Classification System, or RBIC database, which is a proprietary database, containing information on the distribution of companies’ revenues in various industries, sectors and sub-sectors. RBIC database covers approximately 48,000 publicly listed companies worldwide and provides data on 14 industries with six levels of granularity depth. We screened all the companies in the database which have revenues in the respiratory devices industry, and our search yielded 31 companies. Of the gross sample, we screened all the companies which derive at least 80% of their revenues from the respiratory devices industry, and have at least two years of trading, and, therefore, arrived at nine companies, which are presented in a chart below. The mean and median volatility of the sample were 44.05% and 47.07%, respectively. We rounded the number to 50%.

We have further revised our description on page 61 to remove disclosure that disclosure that states that our shares started trading on a stock exchange in February 2011.

67.60% MEKICS Co., Ltd.
27.11% Masimo Corporation
26.28% ResMed Inc.
42.06% Itamar Medical Ltd
24.76% Fisher & Paykel Healthcare Corporation Limited
47.07% Somnomed Limited
59.33% Somnics, Inc.
50.14% Inogen, Inc.
52.08% Electromed, Inc.
44.05%
0.00%
10.00%
20.00%
30.00%
40.00%
50.00%
60.00%
Unleveraged vol

Alan Campbell, Joe McCann

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

February 17, 2021

7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances, and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response: We confirm that once an estimated offering price or range is available, we will provide the Staff with an explanation on determination of the fair value of the common stock underlying our equity issuances and the reasons for any differences between the recent valuations of our common stock leading up to the initial public offering and the estimated offering price.

Business

Industry Overview, page 68

8. We note your statement that it is believed that millions of additional American adults suffer from COPD but have not been diagnosed and are not being treated. Please revise your disclosure to clarify the source for this statement as well as other similar statements, including, without limitation, the following ones:

●	More than half of patients are placed on mechanical ventilators within the first 24 hours of their admission to the ICU.

●	Recent data states that 18-69 hours of complete diaphragmatic inactivity associated with MV decreases cross-sectional areas of diaphragmatic fibers by more than 50% and that MV may affect the regulation of the respiratory center.

●	Total hospital stay costs for each patient admitted to ICU may reach hundreds of thousands of USD, especially if infection is suspected.

Response: We have revised our disclosure on page 68 to indicate that the source of the statement “Currently approximately 15 million American adults have been diagnosed with COPD and it is believed that millions more suffer from COPD but have not been diagnosed and are not being treated. COPD is the fourth leading cause of death in the United States” is an article “Respiratory Diseases” from 2020 by the Office of Disease Prevention and Health Promotion.

We have revised our disclosure on page 69 to indicate that the source of the statement “More than half of patients are placed on mechanical ventilators within the first 24 hours of their admission to the ICU” is an article from 2016 by RT Magazine, titled “Managing the Patient on Mechanical Ventilation.”

We revised our disclosure on page 69 to remove the statement “Recent data states that 18-69 hours of complete diaphragmic inactivity associated with MV decreases cross-sectional areas of diaphragmatic fibers by more than 50% and that MV may affect the regulation of the respiratory center.”

Finally, we have revised our disclosure on page 70 to indicate that the source of the statement “Total hospital stay costs for a patient admitted to ICU may reach hundreds of thousands U.S. dollars, especially if infection is suspected” is an article published in June, 2020 by MarketWatch.

Alan Campbell, Joe McCann

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

February 17, 2021

Currently Available Respiratory Support Solutions and Their Limitations, page 68

9. We note your statements in Table 1 and Table 2 regarding the advantages of AXT compared to mechanical ventilation. Given the current state of development of the AXT system, please explain to us why it is appropriate for you to state that the AXT system has competitive advantages over FDA-approved treatments. Please also revise your disclosure to (i) clarify, if true, that any potential benefits of the AXT system as compared to MV have yet to be observed in human trials and (ii) discuss any detriments related to the AXT system. Please also revise Table 2 to clarify which products or treatments are being compared to the AXT system.

Response: We respectfully acknowledge the Staff’s comment. We have revised our disclosure on page 69 to clarify that Table 2 demonstrates competitive advantages of our ART system in comparison to MV. Although our ART system remains in development, has not been tested in humans, and is not cleared or approved by the FDA or similar foreign regulatory bodies, we believe that our ART system has competitive advantages over FDA-approved treatments because our ART system presents a change to existing solutions, which have significant health risks, which are discussed in detail below. While we acknowledge that any potential benefits of our ART system as compared to MV have yet to be observed in human trials, our ART system is designed to provide a less invasive and traumatic alternative to MV, which requires patients to undergo intrusive intubation and medically induced coma, and often adds complications to already diseased lungs. Unlike MV, our ART system does not require intrusive intubation and inducing a patient into a medical coma, which means that the patient can be treated while awake, mobile and breathing spontaneously.

We have further revised our disclosure on page 71 to clarify that while our ART system has unique advantages in comparison to currently available solutions used to provide respiratory support, there is potential for a number of risks that might be associated with the use of our ART system. Such risks may include low blood flow could be associated with generation of thrombi, mechanical damage to the superior vena cava, generation of a systemic inflammatory response due to bio-compatibility issues, allergic reactions to catheter or its components, decreased venous returns, local venous bleeding following the extraction of our ART system or erroneous puncture of an artery during the insertion of our product. Additionally, any foreign material in a body increases the risk of infections and the patient’s membrane might be clogged for a short period of time. Finally, individual patient’s requirements for gas exchange might significantly differ from the average, which means that the use of our ART system might not meet minimum requirements for blood saturation.

10. Please provide us with the sources for your claims in the second paragraph on page 73 including:

●	the prevalence of COPD is estimated to range between 7% and 19%;

●	3 million people are estimated to be suffering from acute respiratory distress syndrome annually;

●	the U.S. Health Organization statement that the growing number of people suffering from respiratory problems could trigger an “economic tsunami”; and

●	the hospital admission and cost numbers discussed in the paragraph.

Response: We have revised our disclosure on page 73 to remove the statement the statement “The prevalence of COPD is estimated to range between 7% and 19%”.

We have further revised our disclosure on the same page to clarify that the source of the statement “ARDS accounts for 10% of intensive care unit admissions, representing more than 3 million patients with ARDS annually” is an article “Acute Respiratory Distress Syndrome: Advances in Diagnosis and Treatment” by JAMA. Additionally, we have removed the statement by the U.S. Health Organization on “economic tsunami” on page 73.

We have revised our disclosure on the same page to indicate that the source of the statement “ARDS affects approximately 200,000 Americans every year, and ARDS survivors often have long-lasting impairments such as cognitive dysfunction, mental health issues and physical impairments, all of which may affect employment” is an article The High Cost of Surviving Respiratory Distress Syndrome” published in April 2017 by John Hopkins Medicine.

Alan Campbell, Joe McCann

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

February 17, 2021

Finally, we have revised our disclosure on page 73 to remove the statement “On average, each ARDS patient costs approximately $100,000 per ICU per admission or re-admission” and indicated that the source of the statement “the median total cost of an admission for a respiratory condition requiring 96 hours or more of ventilation is $88,114” is an article “How COVID-19 Will Impact Employer-Sponsored Health Plans”, published by BKS Partners.

Pre-Clinical Data and Results, page 75

11. Please revise your description of Table 3 to clarify whether each row represents an individual pig or refers to the results of a pre-clinical study.

Response: We have revised our disclosure on page 75 to clarify that each row in Table 3 refers to an individual study performed on an individual pig, and that occasionally, several tests were performed on the same pig.

Production and Manufacturing, page 76

12. Your disclosure on page 15 indicates that you are reliant on a limited number of suppliers, including sole and single-source suppliers. Please revise your disclosure in this section to discuss your manufacturing process in more detail, including any reliance on sole and single-source suppliers and the availability of alternative sources of supply.

Response: We have revised our disclosure on page 15 to describe our vision of the manufacturing process and the role of third suppliers in the process and to clarify that we do not rely on single-source suppliers.

Research and Development and Governmental Grants, page 76

13. Your disclosure on page 38 and in the notes to your financial statements appears to indicate that the total amount of the grants received are “linked to the U.S. dollar and bearing interesting at an annual rate of LIBOR applicable to U.S. dollar deposits.” Please revise your disclosure in this section, and elsewhere in the document as appropriate, to clarify whether the total amount of the grant that must be repaid through royalties will increase until repayments begin. Please also file the grant agreement as an exhibit to your registration statement or explain to us why it is not required to be filed.

Response: We have revised our disclosure on page 38 and page 76 in the draft registration statement on Form F-1 to clarify that due to the accrual of interest, the total amount of the grants that will be repaid through royalties will increase until repayments begin. Furthermore, we have revised our disclosure on page F-31 and on page F-43 in the financial statements to clarify that we are obliged to pay to the Israeli Innovation Authority, or IIA, royalties in the amount of 3% from sales of the products, the development of which was financed by the IIA, up to the total amount actually received, all linked to the exchange rate of the U.S. dollar and bears annual interest linked to LIBOR. Therefore, the total amount of the grants that will be repaid through royalties will increase until repayments begin.

We respectfully advise the Staff that we do not believe the grant documents to be a material agreement that is required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K. The grant documents indicate the amount of the grant and restate provisions of the Law for the Encouragement of Industrial Research and Development - 1984 regarding royalty payments on other similar matters, which we have disclosed in our Registration Statement. The grant documents provide for a small research grant of approximately $800,000. We do not believe that the amount of the grant is a material amount.

Alan Campbell, Joe McCann

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

February 17, 2021

Management

Executive Compensation, page 85

14. We note that you present executive compensation on an aggregate basis. However, your disclosure on page 35 indicates that the Israeli Companies Law requires you to disclose the annual compensation of your senior officers on an individual basis. Accordingly, please present the executive compensation of your directors and senior officers on an individual basis, or advise. Refer to Part I, Item 6.B. of Form 20-F (incorporated by reference into Form F-1).

Response: We have revised our disclosure on page 35 to clarify that we will intend to commence providing annual compensation disclosure on an individual basis, at the latest, in the annual proxy statement for our first annual meeting of shareholders following the closing of this offering. This disclosure is consistent with our disclosure on page 85, and the Israeli Companies Law.

Related Party Transactions

Shareholders Loans, page 105

15. We note your discussions of the IPO deed among you, InSense Medical Pty Ltd. (“IML”), the Founders and Newburyport Partners Pty Ltd. We note that at the time of this agreement, based on disclosure elsewhere in the prospectus, you were named Insense Medical Ltd. We further note that IML is listed as one of your 5% shareholders on page 104. Please revise your disclosure to clarify the nature of the relationship between you and IML including whether (i) the references to IML on pages 105-106 are actually a reference to you or to a subsidiary and (ii) both you and IML have the same shareholders.

Response: We have revised our disclosure on page 105 to clarify that despite the similarity between our company’s name and IML’s name, IML was not and has never been our subsidiary.

16. Please revise to explain briefly why you did not conduct the initial public offering on the Australian Securities Exchange.

Response: We have revised our disclosure on page 106 to clarify that when we were considering pursuing an initial public offering on the ASX, we were focused on another type of product – an intravenous oxygenation device. On the other hand, we progressed with our ART system ahead of our plans, reducing the time to market by approximately two years. As we are focusing on the commercialization of our ART system in the U.S. market, we decided to pursue an initial public offering on Nasdaq rather than the ASX.

Description of Share Capital, page 107

17. We note your statement that you issued 27,795,209 ordinary shares to “Inspira Technologies Limited”. Please revise your disclosure to indicate whether this is a reference to the shares issued to IML and Newburyport discussed on page 106 or if your disclosure on page 107 refers to a separate issuance of shares.

Response: We have clarified our disclosure on page 107 to clarify that Inspira Technologies Limited was formerly known as IML, and that the issuance of 27,795,209 ordinary shares was made pursuant to the Termination Agreement.

Alan Campbell, Joe McCann

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

February 17, 2021

Audited Financial Statements for the Years Ended December 31, 2019

Statements of Comprehensive Loss, page F-6

18. You indicate that the number of shares in your statements of comprehensive loss have been restated based on rights issuance according to subsequent event note. Please include disclosure in Notes 9.B on page F-24 and 3.B on page F-42 in quantified detail regarding the transaction you are adjusting for, to include your calculations of the weighted average number of outstanding shares used in your loss per share calculation. Please tell us why the basic EPS and diluted EPS is the same on the face of your unaudited condensed interim statements of comprehensive income on page F-36, in light of the fact that you have options outstanding at June 30, 2020, and revise your presentation as appropriate. If the options are not included in the calculation of diluted earnings per share because they are antidilutive, the amount and nature of the instruments excluded should be disclosed in Note 3.B on page F-42 in accordance with paragraph 70(c) of IAS 33. Please assure that this note presents information for the six months periods ended on June 30, 2020 and 2019. Please ask your independent auditor to revise its report on page F-3 to reference the retroactive adjustment to the number of shares disclosed in your audited financial statements.

Response: We have revised our disclosure on page F-24 and on page F-42 in the financial statements to add quantitative details regarding the rights issuance transaction adjustment and calculations of the weighted average number of outstanding shares used in our loss per share calculation. The basic earnings per share and diluted earnings per share are the same because the convertible loan agreement and the options (only at June 30, 2020) are anti-dilutive.

We have added the amount of anti-dilution instruments on page F-24 and on page F-42 in the financial statements, in accordance with paragraph 70(c) of IAS 33.

We respectfully advise the Staff that our independent auditor does not believe that it needs to revise its report on page F-3 to reference the retroactive adjustment to the number of shares disclosed in our audited financial statements. Following a call between our auditor and the Staff accountants on February 9, 2021, our auditor respectfully advised us they had considered the guidance in AS 3101: The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, or the AS, in particular paragraphs 19 and 36 of the AS:

19 The auditor may emphasize a matter regarding the financial statements in the auditor’s report (“emphasis paragraph”).

36 The following are examples of matters, among others, that might be emphasized in the auditor’s report:

a.	Significant transactions, including significant transactions with related parties;

b.	Unusually important subsequent events, such as a catastrophe that has had, or continues to have, a significant effect on the company’s financial position;

c.	Accounting matters, other than those involving a change or changes in accounting principles, affecting the comparability of the financial statements with those of the preceding period;

d.	An uncertainty relating to the future outcome of significant litigation or regulatory actions; and

e.	That the entity is a component of a larger business enterprise.

If the auditor adds an emphasis paragraph in the auditor’s report, the auditor should use an appropriate section title.

Our auditor believes that a share right issuance does not constitute a significant transaction, nor does it have a significant effect on our financial position. Furthermore, a share right issuance does not affect the comparability of the financial statements as the change in number of shares was implemented on a retroactive basis. Our auditor reviewed examples of audit opinions issued under the auditing standards of the Public Company Accounting Oversight Board in the instances where a company issued share rights, splits, a reverse split, etc., and could not find examples that included an emphasis of matter paragraph highlighting such transactions.  Accordingly, our auditor does not believe it is necessary to revise its report in connection with the change in number of shares.

Alan Campbell, Joe McCann

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

February 17, 2021

Notes to Financial Statements

Note 2 - Significant Accounting Policies

Share Based Compensation, page F-16

19. We note your disclosure explaining that where equity instruments are granted to persons other than employees, the statement of comprehensive loss is charged with the fair value of goods and services received. We also note your disclosure in the notes to the unaudited condensed interim financial statements on page F-44 that states that “Since the service providers are not employees, the fair value at the grant date was not determined in accordance with services provided but rather in accordance with the options’ fair value.” Please revise to address the following:

●	Reconcile the apparent inconsistencies between these disclosures.

●	Explain to us how your accounting policy for recording instruments granted to nonemployees complies with IFRS 2. Specifically clarify the extent to which you were able to reliably estimate the fair value of the goods or services received in your response as well as in your revised disclosure.

●	Please identify the method of settlement, e.g. cash or equity in your accounting policy disclosure for all of your significant share based awards. Revise your disclosures on page F-16 to clarify as applicable.

Response: We have revised our disclosure on page F-16 and on page F-44 in the financial statements to clarify that the options granted to service providers and to employees are measured by the fair value at the grant date, and not by the fair value of goods and services received. Additionally, we expanded and clarified the analysis of the uncertainties associated with the methods, assumptions and estimates underlying accounting policy for share based compensation, including identification of the method of settlement.

Note 3 - Critical accounting estimates and judgments, page F-20

20. Please revise to specify the convertible loan issuances you refer to in this note. Please explain, with reference to authoritative literature, how you accounted for your convertible loan issuances, including subsequent modifications, referencing the accounting principle that was used and how it was applied. Revise your critical accounting estimates section in the MD&A to provide an analysis of the uncertainties associated with the methods, assumptions and estimates underlying your accounting policy for convertible loan issuances to provide greater insight into the quality and variability of information regarding your financial condition and operating performance, or direct us to existing disclosures.

Response: We have revised our disclosure on page 60 in the draft registration statement on Form F-1 and on page F-20 in the financial statements to add an explanation to Note 3- Critical Accounting Estimates and Judgments and to include an analysis of the uncertainties associated with the methods, assumptions and estimates underlying accounting policy for convertible loan agreement treatment.

Below please find our analysis of the convertible loan issuances, with references to authoritative literature.

Background:

On July 1, 2019, the Company signed a convertible loan agreement (the “Agreement”) with a lender, according to which the Company will receive a loan in the amount of USD 2,440,000 (AUD 3,500,000) up to USD 2,790,000 (AUD 4,000,000).

Alan Campbell, Joe McCann

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

February 17, 2021

The amount of the convertible loan the Company received until August 2020 is AUD 3,535,750 (USD 2,360,000).

As of December 31, 2019, the Company received from the lender approximately AUD 2,039,000 (USD 1,355,000).

1.	The convertible loan bears annual interest of 2.56%. The repayment will be by converting the principal amount and accrued interest amount to ordinary shares of the Company at a price per share of 14 cents AUD.

2.	The repayment of the loan will be upon the earlier of :(i) an initial public offering, (ii) a merger or an acquisition, or (iii) twelve months from the date of the Agreement.

3.	Anti- Dilution. Subject to Company’s timely receipt of all loan funds as per the budget, in the event that the Company grants equity or rights to equity to any third party within the nine months from the Agreement date at a discounted valuation which implies a discount to the terms on which the loan may convert (“Grant”). While the loan remains outstanding, the lender will be entitled to an adjustment of the conversion terms as set out in the Agreement based on a broad based weighted average formula with the parties acting reasonably to effect any such adjustment.

4.	From nine months from the closing date of the Agreement, the Company may, in its sole discretion, make an election in writing to convert the outstanding loan and any accrued interest to ordinary shares and upon notifying to the lender about the election, the conversion will occur as if that date was the maturity date and the terms of the conversion for an automatic conversion on the maturity date shall be deemed to apply to that elective conversion.

Accounting treatment:

As the entire amount was denominated in a currency (AUD) other than the Company’s functional currency (NIS), the Company contemplated whether a non-derivative obligation denominated in a currency other than the Company’s functional currency to deliver a fixed number of shares constitute a financial liability under IAS 32. In doing so, the Company considered the publication by PricewaterhouseCoopers, titled “FAQ 43.40.3 – Practice Aid: Classification Summary Table”:

43.41 For non-derivatives, a contractual obligation to receive or deliver a variable number of shares would result in financial asset or financial liability classification. For example, an entity might have a contractual right or obligation, to receive or deliver a number of its own shares or other equity instruments, that varies so that the fair value of the entity’s own equity instruments to be received or delivered equals the amount of the contractual right or obligation. The contract might be for a fixed amount or an amount that fluctuates, in part or in full, in response to changes in a variable. Such a contract represents a right or obligation for a specified amount, rather than a specified residual equity interest, and it would be classified as a financial liability. This illustrates that a contract can be a financial asset or liability, even if the underlying variable is the entity’s own share price.

FAQ 43.40.2 – Contract to deliver a fixed number of an entity’s own equity instruments for a fixed amount of foreign currency

A contract that will be settled by an entity delivering a fixed number of its own equity instruments in exchange for a fixed amount of foreign currency (that is, a currency other than the functional currency of the entity) is a financial liability. An obligation denominated in a foreign currency represents a variable amount of cash in the entity’s functional currency.

Alan Campbell, Joe McCann

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

February 17, 2021

A foreign currency convertible bond (see chapter 40 para 71) is, therefore, a financial liability made up of two components:

1.	a host bond denominated in the foreign currency (whose foreign exchange risk is accounted for under IAS 21); and

2.	an embedded derivative which is a written option for the holder to exchange the foreign currency bond for a fixed number of functional currency-denominated shares.

FAQ 43.40.3 – Practice aid: classification summary table

The table below sets out the classification in various scenarios where a fixed or variable monetary obligation (not indexed to the entity’s own share price) is settled in a fixed or variable number of the entity’s own shares. Instruments classified as financial liabilities under IAS 32 will require further analysis under IFRS 9 to determine whether any embedded derivatives require to be bifurcated.

Contract settled in the entity’s own shares	Monetary value of consideration	Number of equity shares	Classification
Scenario 1	Fixed	Variable	Financial liability
Scenario 2	Variable	Variable	Financial liability
Scenario 3	Variable	Fixed	Financial liability
Scenario 4	Fixed in a currency other than the entity’s functional currency[1]	Fixed	Financial liability
Scenario 5	Fixed	Fixed	Equity

(Emphasis added)

The issue above was also discussed in the guide by Ersnt & Young Global Limited, titled “International GAAP 2020”:

5.2.3 Fixed amount of cash (or other financial assets) denominated in a currency other than the entity’s functional currency

Some contracts require an entity to issue a fixed number of equity instruments in exchange for a fixed amount of cash denominated in a currency other than the entity’s functional currency. Such contracts raise a problem of interpretation illustrated by the example in paragraph 24 of IAS 32 (referred to in 5.2.1 above) of a contract being a financial asset or financial liability where the reporting entity is required ‘to deliver 100 of its own equity instruments in return for an amount of cash calculated to equal the value of 100 ounces of gold’. If one substitutes ‘100 US dollars’ for ‘100 ounces of gold’, the latent problem becomes apparent.

Suppose a UK entity (with the pound sterling as its functional currency) issues a £100 bond convertible into a fixed number of its equity shares. As discussed in more detail at 6 below, IAS 32 requires this to be accounted for by splitting it into a liability component (the obligation to pay interest and repay principal) and an equity component (the holder’s right to convert into equity). In this case the equity component is the right to convert the fixed stated £100 principal of the bond (see 6.3.2.A below) into a fixed number of shares.

1	Subject to the exception where a rights issue which is issued pro rata to an entity’s existing shareholders for a fixed amount of currency

Alan Campbell, Joe McCann

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

February 17, 2021

Suppose instead, however, that the UK entity (with the pound sterling as its functional currency) issues a 100 US dollar bond convertible into a fixed number of its shares. The conversion feature effectively gives the bondholder the right to acquire a fixed number of shares for a fixed stated principal (see 6.3.2.A below) of $100 – is this a ‘fixed amount’ of cash, or is it to be regarded as being just as variable, in terms of its conversion into the functional currency of the pound sterling, as 100 ounces of gold?

If the conclusion is that $100 is a fixed amount of cash, the conversion right is accounted for as an equity component of the bond – in other words, a value is assigned to it on initial recognition and it is not subsequently remeasured (see 6.2.1 below). If, on the other hand, the conclusion is that $100 is not a fixed amount of cash, then the conversion right (as an embedded derivative not regarded by IFRS 9 as closely related to the host contract – see Chapter 46 at 4) is accounted for as a separate derivative financial liability, introducing potentially significant volatility into the financial statements.

There is no obvious answer to this. A contention that the $100 is a ‘fixed amount’ of cash is hard to reconcile with the fact that a contract to issue shares for ‘as many pounds sterling as are worth $100’ would clearly involve the issue of a fixed number of shares for a variable amount of cash and would therefore not be an equity instrument.

The Interpretations Committee considered this issue at its meeting in April 2005. The Committee noted that although this matter was not directly addressed in IAS 32, it was clear that, when the question is considered in conjunction with guidance in other standards, particularly IFRS 9, any obligation denominated in a foreign currency represents a variable amount of cash. Consequently, the Interpretations Committee concluded that a contract settled by an entity delivering a fixed number of its own equity instruments in exchange for a fixed amount of foreign currency should be classified as a liability.

In our case, the conversion of the entire amount was denominated in a foreign currency, which is the AUD, while the Company’s functional currency was the NIS, therefore, the Company concluded that the entire amount should be classified as a liability.

Once the Company concluded the amount should be classified as liability, it further assessed the right of the lender for anti-dilution, where the lender holds a right for an adjustment of the conversion price in case of future equity issuance in a lower price, i.e., a ‘down round’ feature, the Company considered the following guidance excerpt from the publication by BDO, titled “IFRS in Practice – Accounting for Convertible Notes”:

‘Ratchet’ feature

A ‘ratchet’ feature is an anti-dilution provision that adjusts the conversion ratio if there are subsequent new issues of shares. As an example, Entity C issues a face value CU1,000 note which has a maturity of three years from its date of issue. The note pays a 10% annual coupon and, unless converted into shares, will be repaid in cash on maturity. The holder has an option exercisable at any point to convert the note into the issuer’s shares, at CU1.00 per share. However, if shares are issued for less than CU1.00 during the outstanding term of the note, then the conversion price is reset to the new share issue price. The purpose of such a clause is to protect the note holder from dilution in the value of its conversion option at CU1.00 per share. When accounting for this type of the note, the existence of the ‘ratchet’ feature has modified the potential number of shares to be issued to a variable number and therefore as a whole, the conversion feature has violated the ‘fixed-for-fixed’ criterion for equity classification and instead contains two embedded derivative features, being:

1) CU1.00 conversion option and

2) The ratchet feature.

Alan Campbell, Joe McCann

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

February 17, 2021

These two features are accounted for as a single instrument, as the exercise of one of them automatically results in the lapse of the other. Therefore, once the Company concluded the anti-dilution feature to be a derivative, then the company chose to designate the entire instrument as a liability at financial assets at fair value through profit or loss in accordance with paragraph 4.3.5 of IFRS 9:

Despite paragraphs 4.3.3 and 4.3.4, if a contract contains one or more embedded derivatives and the host is not an asset within the scope of this Standard, an entity may designate the entire hybrid contract as at fair value through profit or loss, unless:

(a)	the embedded derivative(s) do(es) not significantly modify the cash flows that otherwise would be required by the contract; or

(b)	it is clear with little or no analysis when a similar hybrid instrument is first considered that separation of the embedded derivative(s) is prohibited, such as a prepayment option embedded in a loan that permits the holder to prepay the loan for approximately its amortised cost.

Conclusion:

As a result of measuring the liability at FVTPL, the Company recorded in its comprehensive loss a loss in the amount of $3,295,000 and $2,039,000 for the year ended December 31, 2019 and the 6 months ended June 30, 2020, respectively.

It should be noted that subsequent to June 30, 2020, in November 2020, the Company had signed an amendment to the original Agreement, the company and the lender agreed to convert the loan immediately. The Company also agreed to waive the accrued interest against fundraising expenses the lender had while providing the loan.

In December, 2020, the Company’s board of directors approved the Company’s issuance to the lender of (i) 21,974,196 ordinary shares (at a price per share of A$ 0.14), (ii) 2,871,013 ordinary shares (at a price per share of A$ 0.16), (iii) 2,950,000 ordinary shares (issued as promoter shares to the advisors), and (iv) options of the convertible loan to purchase an additional 6,211,309 ordinary shares upon consummation of an initial public offering on Nasdaq.

Unaudited Condensed Interim Financial Statements

Notes to the Unaudited Condensed Interim Financial Statements

Note 17 - Subsequent Events, page F-31

21. We note that on December 20, 2020 you entered into a simple agreement for future equity (SAFE) and raised $2.6 million from this equity financing. Please explain, with reference to authoritative literature, how you accounted for the elements of this transaction.

Response: Below please find our analysis to the accounting for the elements of the simple agreement for future equity (SAFE), including references to authoritative literature.

Background:

In December 2020, the Company raised $2,606,000 (the “Subscription Amount”) in an equity financing transaction by means of a simple agreement for future equity (“SAFE”) with a maturity date of 24 months from the date of signing the agreement.

The terms of the SAFE include a few differences between two groups of investors.

Group 1 – investors representing an aggregate amount of $1,425,000 of the SAFEs, which have better terms as specified below due to the fact that this group negotiated the terms together.

Alan Campbell, Joe McCann

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

February 17, 2021

Group 2 – investors representing an aggregate of $1,181,000 of the SAFEs will convert at a conversion price reflecting a company valuation of $35,000,000 as described below.

Dissolution Event – means: (i) voluntary termination of operations, (ii) a general assignment for the benefit of the Company’s creditors, or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or non-voluntary.

Liquidity Event – means an initial public offering or an M&A event.

M&A Event – means (i) a transaction or a series of related transactions in which any entity becomes the beneficial owner, directly or indirectly, of more the 50% of the outstanding voting securities of the Company with the right to vote for the election of members of the Company’s board of the directors, (ii) any reorganization, merger or consolidation of the Company, or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Initial Public Offering (“IPO”) – means the closing of the first initial public offering of the Company’s ordinary shares on a recognized stock exchange, pursuant to a registration statement filed under any applicable securities law. This event is under the Company’s control.

Standard Liquidity Shares – means the shares of the most senior series of shares issued to the investors investing money in the Company at a Liquidity Event (for the avoidance of doubt, in the event of an IPO, this means ordinary shares).

In a Liquidity Event, the SAFE will be automatically converted into the number of shares equal to the subscription amount divided by the conversion price that is the lower of:

(i)	a Company fixed valuation cap of $35,000,000, divided by the number of securities currently issued by the Company, which is 118,903,834 ordinary shares, or

(ii)	the price per share of the Company’s Standard Liquidity Shares issued or sold in the Liquidity Event, multiplied by the difference between 100% and the discount rate (30%).

Maturity date conversion:

If there is no Liquidity Event or Dissolution Event by the maturity date (within 24 months from December 2020), then on the maturity date the Subscription Amount under the SAFE will automatically be converted into the Company’s ordinary shares, at a conversion price reflecting a company valuation of $17,500,000 for Group 1 and a conversion price reflecting a company valuation of $35,000,000 for Group 2, divided by 118,903,834, which is the number of currently issued shares of the Company. There is no cash repayment for the SAFE for both groups.

Warrants:

If the subscription amount under the SAFE is converted to ordinary shares in an Initial Public Offering, then the Company will issue the SAFE investors warrants to purchase ordinary shares with an exercise price equal to the public offering price in such offering, as follows:

(i)	investors representing Group 1 will receive 75% warrant coverage - each investor will receive options to purchase three additional ordinary shares for every four shares issued upon conversion of the SAFE amount and exercisable for four years after the initial public offering, and

(ii)	investors representing Group 2 will receive 50% warrant coverage - each investor will receive options to purchase two additional ordinary shares for every four shares issued upon conversion of the SAFE and be exercisable for three years after the IPO.

Alan Campbell, Joe McCann

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

February 17, 2021

Accounting issue:

How should the Company account for the SAFE in its financial statements?

Analysis:

As the SAFE was denominated in U.S. dollars, i.e., a currency other than the Company’s functional currency (NIS), the Company determined the entire amount to be a liability (please see in further detail our analysis of the convertible loan agreement in response to Comment 20 above - FAQ 43.40.2 – Contract to deliver a fixed number of an entity’s own equity instruments for a fixed amount of foreign currency).

Further, even though an IPO event is considered to be within Company’s control, an M&A Event or any other Liquidation Event as defined above is not within the Company’s control. Therefore, under the terms described above, the SAFE does not meet the fix-for-fix criteria under IAS 32.

Therefore, once the Company concluded the conversion feature to be a derivative, then the Company chose to designate the entire instrument as a liability at FVTPL in accordance with paragraph 4.3.5 of IFRS 9:

Despite paragraphs 4.3.3 and 4.3.4, if a contract contains one or more embedded derivatives and the host is not an asset within the scope of this Standard, an entity may designate the entire hybrid contract as at fair value through profit or loss unless:

(a)	the embedded derivative(s) do(es) not significantly modify the cash flows that otherwise would be required by the contract; or

(b)	it is clear with little or no analysis when a similar hybrid instrument is first considered that separation of the embedded derivative(s) is prohibited, such as a prepayment option embedded in a loan that permits the holder to prepay the loan for approximately its amortised cost.

The SAFEs were designated at fair value, the instrument does not meet fix-for-fix feature, the amount of the shares is variable depending on the IPO valuation.

According to IFRS 9 “Financial Instruments” (4.2.1): “An entity shall classify all financial liabilities as subsequently measured at amortized cost, except for: (a) financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.”

Conclusion:

The SAFEs will be recorded on the Company’s books as a financial liability at FVTPL and measured at fair value.

General

22. Please revise your prospectus to identify the underwriter(s) of the offering.

Response: We have revised our disclosure throughout our prospectus to clarify that The Benchmark Company is acting as our book running manager and National Securities Corporation as our co-manager in the offering.

* * *

Alan Campbell, Joe McCann

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

February 17, 2021

If you have any questions or require additional information, please call our attorney David Huberman at (332) 208-9012, of Sullivan & Worcester LLP.

Sincerely,

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

By:	/s/ Mr. Dagi Ben-Noon
Chief Executive Officer

cc:	David Huberman

Alan Campbell

Ibolya Ignat

Joe McCann

Kevin Vaughn